Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

REDACTED

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: W. John Cash                                                                                                                              November 11, 2015
Branch Chief
Office of Manufacturing and Construction

Re:      The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 7, 2015
Response Letter Dated September 24, 2015
File No. 1-434

Dear Mr. Cash,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 10-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated October 28, 2015.  We have repeated your comments below in italics and have included our responses to each.

 Management's Discussion and Analysis of Financial Condition and Results of Operations

Venezuela Impacts, page 29

1.
We note on page 29 that evolving conditions in currency and other operating controls and restrictions in Venezuela have resulted in an other-than-temporary lack of exchangeability, which has resulted in a lack of control over your Venezuelan subsidiaries. Please explain to us in more detail the other operating controls and restrictions and their relative role in frustrating your control over your Venezuelan subsidiaries vis-à-vis the currency controls.

Response
We believe there is sufficient negative evidence to support our conclusion to deconsolidate our Venezuelan subsidiaries as of June 30, 2015.  This conclusion is grounded in both an other-than-temporary lack of currency exchangeability and the existence of several Venezuela government limitations on our ability to control our Venezuelan subsidiaries including restrictions on pricing decisions, sourcing of raw materials and finished goods and labor policies.

Regarding the lack of currency exchangeability, ASC 830-20-30-2 states, in part:

If the lack of exchangeability is other than temporary, the propriety of consolidating, combining, or accounting for the foreign operation by the equity method in the financial statements of the reporting entity shall be carefully considered.

CONFIDENTIAL TREATMENT REQUESTED BY P&G	PG-01

Further, ASC 810-10-15-10 states, in part:

A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner – for instance, if [the] subsidiary operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent's ability to control the subsidiary.

Local market dynamics in Venezuela have been deteriorating in recent years, with an acceleration in the most recent months leading up to June 30, 2015 [***]. These dynamics have led the Venezuela government to take a number of actions, both with respect to foreign exchange markets and other operating controls and restrictions that influenced the market.

With respect to exchange markets, beginning in January 2014, the Venezuela government moved off its single exchange rate policy.  Prior to that time, the Venezuela government had one official preferred exchange rate – CENCOEX.  This rate continues to exist and is used to exchange funds for imports of certain categories of goods the government considers to be essential, which includes a number of our categories.  In January, 2014 the government initially introduced a second official exchange (SICAD 1), followed shortly thereafter by the introduction of a third official exchange (SICAD 2), both of which were controlled by the government.  The new SICAD 1 rate was the rate applicable to international capital transactions, including dividends, which was the rate we began utilizing to remeasure our transactions and balances not approved at the preferential CENCOEX rate.  In January 2015, the government made further changes, eliminating SICAD 2 and introducing a floating auction-based rate (SIMADI).  As of June 30, we had not utilized the SIMADI market, so we did not utilize that rate in our financial statements.  In addition to these official government controlled exchange markets, an illegal parallel exchange market also emerged.  Exchange rates in the various markets diverged dramatically, ranging from the preferred official CENCOEX rate of 6.3 Bolivars to the dollar to about 200 in the SIMADI to as high as 500-600 in the parallel exchange market during the three months ended June 30, 2015.

The Venezuela government also introduced a number of operating controls and restrictions in an attempt to influence the markets.
●
Transactions flowing through the official CENCOEX market became increasingly restrictive, limited to goods that the Venezuela government considers essential to the local market – primarily health and personal care and food-related.

●	The SICAD 1 market, which is the legal market that could be utilized to pay dividends, became extremely illiquid.[***]
●	Reimbursements from the Venezuela government for imported goods through the official CENCOEX market became increasingly delinquent, [***]

CONFIDENTIAL TREATMENT REQUESTED BY P&G	PG-02
*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

●	[***]
●
Pricing controls have been introduced in recent years by the Venezuela government that have limited pricing via the establishment of maximum prices and/or margins that can be earned.  Regulated prices for the majority of our categories became effective in April 2012, which were later adjusted on early September 2014. [***]

●
There is also significant government protection for employees under the Labor immobility law that was implemented in May 2012, which has made it difficult to control employee matters unilaterally and effectively restricted involuntary separations.  [***]

[***]

CONFIDENTIAL TREATMENT REQUESTED BY P&G	PG-03
*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

2.
Please provide us with the volume history of bolivar to U.S. dollar exchanges which were applied for, the amount of transactions actually settled, and the amount of U.S. dollars remitted to settle intercompany payables or pay dividends for the past three fiscal years and subsequent to the balance sheet date.

Response
The following chart presents the amount of requested Venezuelan bolivar to US dollar exchanges, the amounts of transactions actually settled through CENCOEX and the amount of US dollars remitted to settle intercompany payables over the past three fiscal years and the three months ended September 30, 2015

(Amounts in $ millions)	FY2012-2013	FY2013-2014	FY2014-2015	Q12015-2016
Imports Approved through CENCOEX [1]	[***]	[***]	[***]	[***]
Cash Payments Received Via CENCOEX [2]	[***]	[***]	[***]	[***]
Intercompany Payable Payments [3]	[***]	[***]	[***]	[***]
Dividends Paid [4]	[***]	[***]	[***]	[***]
1. 2. 3. 4.
Includes amounts requested and approved via CENCOEX for both finished goods from affiliates and raw materials and fixed assets from third parties
Amounts paid by the Venezuela government related to 1
Portion of payments from 2 related to intercompany payments -  representing reimbursement for finished products
Dividend remittances must obtain official government approval prior to payment.  No dividend payments have been requested, approved or paid for these periods

3.
Please provide us with an analysis of the amounts and components of your $2.1 billion after-tax charge resulting from the deconsolidation of your Venezuelan subsidiaries. In your response include a condensed combined balance sheet of your Venezuelan subsidiaries just prior to their deconsolidation and reconcile the net assets to the amount of your charge.

Response
The following summarized chart provides the components of the $2.1 billion after-tax charge including a condensed combined balance sheet of our Venezuelan subsidiaries as of June 30, 2015:

[***]

CONFIDENTIAL TREATMENT REQUESTED BY P&G	PG-04
*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

4.
We note you have begun accounting for your investment in Venezuelan subsidiaries using the cost method of accounting. Please tell us and disclose in future filings the total amount of your cost method investment for your Venezuelan subsidiaries to the extent material.

Response

The $2.1 billion after-tax charge reduced the basis of our investment in Venezuela subsidiaries to zero.  Accordingly, the amount was not disclosed.  For perspective, the value of the business has been impacted by the general market dynamics and the deterioration of the local economy discussed in our response to 1 above.  Further, the exchange controls highlighted above significantly restrict how value could be monetized, and the inherent uncertainty as to our ability to monetize the underlying assets led us to conclude that a full write-down of the underlying assets was appropriate.  For additional perspective, even if we were to assume we could ultimately monetize the local net assets, given the evolution of the factors discussed above and the restrictions on transactions flowing through the preferential CENCOEX and SICAD 1 rates, we believe the most advantageous monetization rate for our investment would be via the SIMADI rate.   Translating our net Bolivar assets at the SIMADI rate would result in a remaining net asset value of less than [***], which is immaterial to the Company's financial statements.

Absent a change in the underlying method of accounting for the underlying operations, we do not plan to adjust the basis of our cost method investment in Venezuela.  Under the cost method, we will record any dividends received as income.  In addition, we will only record sales related to Venezuela for finished goods shipped to Venezuela in an amount equal to cash received from the government through the official exchange mechanisms.

CONFIDENTIAL TREATMENT REQUESTED BY P&G	PG-05
*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

5.
We also note your disclosure on page 29 that you will include sales of finished goods to your Venezuelan subsidiaries to the extent you receive payments from Venezuela. Please tell us the amount of unrecognized sales and related cost of sales for which cash payments have not been received as of June 30, 2015 and September 30, 2015.

Response

The change to the cost method was made as of June 30, 2015. Through June 30, we followed the consolidation method of accounting for Venezuela, and, accordingly, we reflected the sales and cost of sales related to our Venezuela operations, regardless of when the cash was received.  As a result, we had zero unrecognized sales and related cost of sales for which cash payments had not been received as of June 30, 2015.

During the three months ended September 30, 2015, our Venezuelan subsidiaries imported finished goods of [***] and received cash payments through CENCOEX of [***].  We recognized [***] of sales, equal to the amount of cash received, and recognized cost of sales for the cost associated with the full [***] of imports.  Net, the finished goods imports resulted in unrecognized sales of [***].  Cost of goods sold recognized on these unrecognized sales was [***].

----------------------------------------------------------------------------------------
Under separate cover, the Company is supplementally providing to the Staff a request for confidential treatment under Rule 83.

In connection with the foregoing response to the Staff's comments, the Company acknowledges that:
●	It is responsible for the adequacy and accuracy of the disclosure in the filing;
●	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc: Susan Whaley
      Associate General Counsel & Assistant Secretary

CONFIDENTIAL TREATMENT REQUESTED BY P&G	PG-06
*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83